
| METLIFE INSURANCE CO | RR Donnelley ProFile | PA8710AC351021 11.8.5 | MARboorj0sw | 24-Nov-2015 19:32 EST | | 45530 PRO 6 | 3* |
| 333-207091 MUSA SHIE | | | LNF | 21-Oct-2015 00:01 EST | STRK | HMS PMT | 1C |

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Interest Rate Term End Date.   The Contract Anniversary on which an Interest Rate Term ends.

Interest Rate Term Start Date.   The Contract Anniversary on which an Interest Rate Term is established. If chosen at issue, the initial Interest Rate Term Start Date begins on the Issue Date or otherwise it will begin on the first Contract Anniversary in which you make the allocation to the Fixed Account.

Interim Value.   For each Shield Option, the value we assign on any Business Day prior to the Term End Date. During the Transfer Period, the Interim Value of each Shield Option will equal the Investment Amount in that Shield Option. After the Transfer Period, the Interim Value of that Shield Option is equal to the Investment Amount in the Shield Option, adjusted for the Index Performance of the associated Index and subject to the applicable Accrued Shield Rate, Accrued Cap Rate or Accrued Step Rate. The Interim Value is the amount that is available for annuitization, death benefits, withdrawals and Surrenders.

Investment Amount.   The Investment Amount, for each Shield Option, is the amount that is allocated to the Shield Option and subsequently reflects all withdrawals and adjustments at the Term End Date. The Investment Amount will be reduced for any withdrawal by the same percentage that the withdrawal reduces the Interim Value attributable to that Shield Option.

Issue Date.   The date the Contract is issued.

Joint Annuitant.   If there is more than one Annuitant, each Annuitant will be a Joint Annuitant of the Contract.

Joint Owner.   If there is more than one Owner, each Owner will be a Joint Owner of the Contract. Joint Owners are limited to natural persons.

Maturity Date.   The Maturity Date is specified in your Contract and is the first day of the calendar month following the Annuitant's 90th birthday or 10 years from the date we issue your Contract, whichever is later. The Contract will be annuitized at the Maturity Date.

~~**MetLife.**   Metropolitan Life Insurance Company.~~ |

MetLife USA ("we", "us", "our").   MetLife Insurance Company USA.

Minimum Account Value. $2,000. If your Account Value falls below the Minimum Account Value as a result of a withdrawal we will treat the withdrawal request as a request for a full withdrawal.

Minimum Allocation. $500.

Minimum Guaranteed Cap Rate.   The actual Minimum Guaranteed Cap Rate for your Contract is the amount shown on your Contract Schedule but will not be less than 1% for Shield Options with a 1-Year term and 3% for Shield Options with a 3-Year term.

Minimum Guaranteed Interest Rate.   The current Minimum Guaranteed Interest Rate will not be less than 1%. This interest rate is guaranteed to be a rate not less than the minimum interest rate allowed by state law—see Appendix D. The actual Minimum Guaranteed Interest Rate for your Contract is the amount shown on your Contract Schedule and applies only to amounts in the Fixed Account.

Minimum Guaranteed Step Rate.   The actual Minimum Guaranteed Step Rate for your Contract is the amount shown on your Contract Schedule but will not be less than 1% for Shield Options with a 1-Year term and 3% for Shield Options with a 3-Year term.

Minimum Partial Withdrawal Amount. $500.

MLIDC.   MetLife Investors Distribution Company.

MSI.   MetLife Securities, Inc.

Notice.   Any form of communication providing information we need, either in a signed writing or another manner that we approve in advance. All Notices to us must be sent to our Annuity Service Office and received in Good Order. To be effective for a Business Day, a Notice must be received in Good Order prior to the end of that Business Day.

NYSE.   New York Stock Exchange.

Owner ("you", "yours").   The person(s) entitled to the ownership rights under the Contract. Subject to our administrative procedures, we may also permit ownership by a corporation (a type of non-natural person) or certain legal entities. If Joint Owners are named, all references to Owner shall mean Joint Owners.

Performance Rate.   The rate credited at the Term End Date. The Performance Rate is based on the Index Performance, adjusted for the applicable Shield Rate, Cap Rate or Step Rate. The Performance Rate can be positive,


METLIFE INSURANCE CO	RR Donnelley ProFile	PA8710AC351021 11.8.5	MARboorj0sw	**24-Nov-2015 19:33 EST**	**45530 PRO 8**	3*
333-207091 MUSA SHIE	START PAGE	■	LNF	**21-Oct-2015 00:01 EST**	**STRK**	HMS PMT 1C

SUMMARY

The MetLife Shield Level Selector^{SM} 3-Year Annuity is an individual single premium deferred index-linked annuity contract (the "Contract") issued by MetLife USA, that provides for the accumulation of retirement savings. The Contract is intended for retirement or other long term investment purposes.

The Contract offers various Shield Options, which permit Owners to potentially receive interest equal to the percentage returns of certain Indices, up to a Cap Rate or Step Rate, with certain guarantees against negative returns—guarantees we call "Shield Rates." We currently offer Shield Options with Terms of 1 or 3 years in length.

The Cap Rate and Step Rate (each, a "Rate Crediting Type") are the two ways we offer that you can potentially receive interest based on the upside performance of an Index. The Cap Rate is the maximum rate that may be credited at the Term End Date based on Index Performance and the Step Rate is the rate credited at the Term End Date if the Index Performance is equal to or greater than zero. (See "Key Features of the Contract— Rate Crediting Type" below.)

Unless you allocate your Purchase Payment to a Shield Option with the Shield 100, you may lose money by investing in the Contract. Unlike the other Shield Options, a Shield Option with the Shield 100 provides a guarantee that we absorb 100% of any negative return on Investment Amounts in those Shield Options. A Fixed Account that guarantees a fixed rate of interest may also be available.

You may withdraw a portion or all of your Account Value at any time until you commence receiving Income Payments, subject to an adjustment to the Investment Amounts. Depending on the performance of the Indices you choose, this adjustment may be substantial. Withdrawal Charges may also apply.

The Contract is available only in those states where it has been approved for sale.

When you purchase the Contract, you can choose between the standard death benefit and, if available, an optional Return of Premium death benefit. The standard death benefit is the Account Value, however, if you select the Return of Premium death benefit, the death benefit will be the greater of your (i) Account Value or (ii) Purchase Payment, reduced proportionately by the percentage reduction in Account Value of the Shield Option(s) and the Fixed Account for each partial withdrawal (including any applicable Withdrawal Charge).

Like all annuity contracts the Contract offers a range of annuity options, which provide Income Payments for your lifetime.

See "SPECIAL TERMS" in this prospectus for more detailed explanations of the terms associated with the Shield Options.

The following chart describes the key features of the Contract. Please read this prospectus for more detailed information about the Contract.

Key Features of the Contract

Contract	Individual single premium deferred index-linked annuity contract.
Purchase Payment	The minimum Purchase Payment: $25,000. Prior approval required for Purchase Payment of less than $25,000 or $1,000,000 or more.
Owner and Annuitant Issue Ages	0-85
Contract Periods	The Contract has two periods: • The Accumulation Period, the period prior to the Annuity Date; and • The Income Period, which begins on the Annuity Date and during which Income Payments are provided.
Account Value	The total of the Fixed Account Value and the value of the Shield Option(s) under the Contract during the Accumulation Period.
Shield Option	Each Shield Option has an associated Term, Index, Shield Rate and Rate Crediting Type.
Term	The Term may be 1 or 3 years in length.

8


An Index may be substituted

We have the right to substitute a comparable index prior to the Term End Date if any Index is discontinued or, at our sole discretion, we determine that our use of such Index should be discontinued, or if the calculation of an Index is substantially changed. We would attempt to choose a substitute index that has a similar investment objective and risk profile to the replaced index. Upon substitution of an Index, we will calculate your Index Performance on the replaced Index up until the date of substitution and the substitute Index from the date of substitution to the Term End Date. An Index substitution will not change the Shield Rate, Cap Rate or Step Rate for an existing Shield Option. The performance of the new Index may not be as good as the one that it substituted and as a result your Index Performance may have been better if there had been no substitution.

Issuing Company

No company other than MetLife USA has any legal responsibility to pay amounts that MetLife USA owes under the Contract. An Owner should look to the financial strength of MetLife USA for its claims-paying ability.

THE ANNUITY CONTRACT

This prospectus describes the MetLife Shield Level Selector℠ 3-Year Annuity issued by us and describes all the material features of the Contract. The MetLife Shield Level Selector℠ 3-Year Annuity is a contract between you as the Owner, and us, the insurance company, where you agree to make a Purchase Payment to us and we agree to make a series of Income Payments at a later date you select (the "Annuity Date").

The Contract, like all deferred annuity contracts, has two periods: the Accumulation Period and the Income Period. During the Accumulation Period, Account Value accumulates on a tax-deferred basis and is taxed as income when you make a withdrawal. If you make a withdrawal during the Accumulation Period, we may assess a Withdrawal Charge of up to 7%. Withdrawals, depending on the amount and timing, may negatively impact the benefits and guarantees provided by your Contract. You should carefully consider whether a withdrawal under a particular circumstance will have any negative impact to your benefits or guarantees. The Income Period occurs when you or a designated payee begin receiving regular Income Payments from your Contract.

The maximum issue age for this Contract is 85.

When you purchase the Contract, you can choose one or more of the available Shield Options and the Fixed Account. A Purchase Payment applied to the Shield Options is allocated to the Separate Account. You do not share in the investment performance of assets allocated to the Separate Account. We are obligated to pay all money we owe under the Contract, including death benefits and income payments. Any such amount that exceeds the assets in the Separate Account is paid from our General Account, subject to our financial strength and claims-paying ability and our long-term ability to make such payments, and is not guaranteed by any other party. (See "THE SEPARATE ACCOUNT.")

The Contract is intended for retirement savings or other long-term investment purposes. The Contract benefits from tax deferral. Tax deferral means that you are not taxed on Account Value or appreciation on the assets in your Contract until you take money out of your Contract. Non-qualified annuity Contracts (which are not retirement plans) owned by a non-natural person such as a corporation or certain other legal entities (other than a trust that holds the Contract as an agent for a natural person), do not receive tax deferral on earnings. In addition, for any tax qualified account (e.g., an IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the Contract ~~by a corporation, certain legal entities or~~ within a qualified plan. (See "FEDERAL TAX CONSIDERATIONS.")

In most states, the Contract also contains a Fixed Account (contact your registered representative regarding the availability in your state). The Fixed Account is not offered by this prospectus. The Fixed Account offers an interest rate that is guaranteed by us. The minimum interest rate depends on the date your Contract is issued and is indicated on your Contract Schedule. Your registered representative can tell you the current and minimum interest rates that apply. If you select the Fixed Account, your money will be placed with our other General Account assets, and the amount of money you are able to accumulate in your Contract during the Accumulation Period depends upon the total interest credited to your Contract. The Fixed Account is part of our General Account. Our General Account consists of all assets owned by us other than those in the Separate Account and our other separate accounts. We have sole discretion over the investment of assets in the General Account and the Separate Account. If you select an Annuity Option during the Income Period, payments are made from our General Account assets.



| METLIFE INSURANCE CO | RR Donnelley ProFile | PA8710AC351021 11.8.5 | MARboorj0sw | 24-Nov-2015 19:58 EST | | 45530 PRO 13 | 3* |
| 333-207091 MUSA SHIE | | | LNF | 21-Oct-2015 00:01 EST | STRK | HMS PMT | 1C |

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The amount of the Income Payments you receive during the Income Period from an Income Payment option will remain level for the entire Income Period, subject to the payout chosen. (See "Income Payments (The Income Period)" for more information.)

As Owner, you exercise all interests and rights under the Contract. You can change the Owner at any time, subject to our underwriting requirements. The Contract may be owned generally by Joint Owners (limited to natural persons). (See "OWNERSHIP PROVISIONS.")

Any Internal Revenue Code reference to "spouse" includes those persons who are married spouses under state law, regardless of sex.

Replacement of Contracts

Exchanges. Generally you can exchange one annuity contract for another in a tax-free exchange under Section 1035 of the Code. Before making an exchange, you should compare both annuities carefully. If you exchange another annuity for the one described in this prospectus, you might have to pay a withdrawal charge on your old annuity, and there will be a new Withdrawal Charge period for the Contract. Other charges may be higher (or lower) and the benefits may be different. Also, because we will not issue the Contract until we have received the initial premium from your existing insurance company, the issuance of the Contract may be delayed. Generally, it is not advisable to purchase a Contract as a replacement for an existing annuity contract. Before you exchange another annuity for our Contract, ask your registered representative whether the exchange would be advantageous, given the Contract features, benefits and charges.

Exchange Programs. From time to time we may offer programs under which certain annuity contracts previously issued by us or one of our affiliates may be exchanged for the Contracts offered by this prospectus. Currently, with respect to exchanges from certain of our annuity contracts to the Contract, an existing contract is eligible for exchange if a surrender of the existing contract would not trigger a withdrawal charge. You should carefully consider whether an exchange is appropriate for you by comparing the benefits and other guarantees provided by the contract you currently own to the benefits and guarantees that would be provided by the new Contract offered by this prospectus. Then, you should compare the fees and charges of your current contract to the fees and charges of the new Contract, which may be higher than your current contract. The programs we offer will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax free for Federal income tax purposes; however, you should consult your tax advisor before making any such exchange.

PURCHASE

The Contract may not be available for purchase through your broker dealer ("selling firm") during certain periods. There are a number of reasons why the Contract periodically may not be available, including that the insurance company wants to limit the volume of sales of the Contract. You may wish to speak to your registered representative about how this may affect your purchase. For example, you may be required to submit your purchase application in Good Order prior to or on a stipulated date in order to purchase a Contract, and a delay in such process could result in your not being able to purchase a Contract. Your selling firm may offer the Contract with a lower maximum issue age for the Contract and certain riders compared to what other selling firms may offer.

Purchase Payment

A Purchase Payment is the total amount of money you give us to invest in the Contract. The Purchase Payment is due on the date the Contract is issued.

- The minimum Purchase Payment we will accept is $25,000.

- If you want to make a Purchase Payment of less than $25,000 or $1,000,000 or more, you will need our prior approval.

- We reserve the right to refuse a Purchase Payment made via a personal check in excess of $100,000. A Purchase Payment over $100,000 may be accepted in other forms, including, but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions.

- We will not accept a Purchase Payment made with cash, money orders, or travelers checks.

- Corporations and other legal entities we approve, may purchase the Contract; however, we will not accept a Purchase Payment made by a corporation or other legal entity (other than a trust that holds the Contract as agent for a natural person) to fund any type of qualified or non-qualified retirement plan.

We reserve the right to reject any application.

13


20019@n&0RB=C@jPk

| METLIFE INSURANCE CO | RR Donnelley ProFile | PA8710AC351021 11.8.5 | MARboorj0sw | 24-Nov-2015 20:30 EST | | 45530 PRO 16 | 3* |
| 333-207091 MUSA SHIE | | | LNF | 21-Oct-2015 00:01 EST | STRK | HMS PMT | 1C |

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following 22 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. The MSCI EAFE Index does not include dividends declared by any of the companies in this Index.

See Appendix A for important information regarding the publishers of the Indices.

Discontinuation or Substantial Change to an Index. If any Index is discontinued or, we determine that our use of such Index should be discontinued, or if the calculation of an Index is substantially changed, we may substitute a comparable index with a similar investment objective and risk profile. We will send you (i) written Notice thirty (30) days in advance of such substitution if we determine such Index should be discontinued and (ii) reasonable written Notice relative to the notice we receive under our license agreements with the publishers of the Indices if an Index is discontinued. Upon substitution of an Index, we will calculate your Index Performance on the existing Index up until the date of substitution and the substitute Index from the date of substitution to the Term End Date. The Index Performance as of the Term End Date will be equal to the return from having invested in the initial Index up to the substitution date and then investing in the substitute Index from the date of substitution to the Term End Date assuming no withdrawals or transfers based on the following formula: (initial Index at Index substitution date ÷ initial Index at Term Start Date) x (substituted Index at Term End Date ÷ substituted Index at substitution date) − 1. An Index substitution will not change the Term, Shield Rate, Cap Rate or Step Rate for an existing Shield Option.

See Appendix B for an Index substitution Investment Amount example.

Index Value

The Index Value of an Index, on a Business Day, is the published closing value of the Index on that Business Day. The Index Value on any day that is not a Business Day is the value as of the prior Business Day. We will use consistent sources to obtain Index Values. If these sources are no longer available for specific indices, we will select an alternative published source(s) for these Index Values.

Index Performance

The Performance Rate of a Shield Option is based on the performance of an Index. Index Performance is the percentage change in an Index Value measured from the Term Start Date to any day, including the Term End Date, within the Term. The Index Performance can be positive, zero or negative.

SHIELD RATES

The Shield Rate is accrued from the Term Start Date to the Term End Date, and the full Shield Rate only applies if you hold the Shield Option until the Term End Date, other than the Shield 100. The Shield Rate for each Shield Option is the amount of any negative Index Performance that is absorbed by us at the Term End Date. Any negative Index Performance beyond the Shield Rate will reduce the Investment Amount. **You should also keep in mind that if Index Performance is negative, the Performance Rate can never be greater than zero.**

We currently offer the following Shield Rates—Shield 10, Shield 15 and Shield 100:

Shield Rate	Downside Protection
Shield 10	up to 10%
Shield 15	up to 15%
Shield 100	100%

For example, a -15% Index Performance with a 10% Shield Rate will result in a -5% Performance Rate; or, a -10% Index Performance with a 15% Shield Rate will result in a 0% Performance Rate. The Shield Rate may vary between Shield Options and it is not an annual rate.

Unlike the other Shield Rates, the Shield 100 is not subject to accrual, and so the Shield 100 is fully accrued on any Business Day during the Term. This means you get the full benefit of the Shield 100 regardless of where you are in your Term. For Shield Options without the Shield 100, you get more of the Shield Rate the closer you are to the Term End Date. A Shield Option with the Shield 100 will be available for at least the first three (3) Contract Years, subject to the transfer requirements. See "TRANSFERS."

In deciding whether to choose a Shield Option with a higher Shield Rate, you should consider that Shield Options with higher Shield Rates tend to have lower Cap Rates and Step Rates, as applicable, than Shield Options with lower Shield Rates that have the same index and term.

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METLIFE INSURANCE CO	RR Donnelley ProFile	PA8710AC351021 11.8.5	MARboorj0sw	**24-Nov-2015 20:32 EST**		**45530 PRO 17**	3*
333-207091 MUSA SHIE			LNF	**21-Oct-2015 00:01 EST**	**STRK**	**HMS PMT**	1C

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RATE CREDITING TYPES

Cap Rate

The Cap Rate is the maximum rate that may be credited at the Term End Date based on Index Performance. For example, a 15% Index Performance with a 10% Cap Rate will result in a 10% Performance Rate; or, a 5% Index Performance with a 10% Cap Rate will result in a 5% Performance Rate. **The Cap Rate may vary between Shield Options and it is not an annual rate.** The Cap Rate is measured from the Term Start Date to the Term End Date, and the full Cap Rate only applies if you hold the Shield Option until the Term End Date. For renewals into the same Shield Option a new Cap Rate is declared for each subsequent Term, and such rate will not be less than the Minimum Guaranteed Cap Rate stated in your Contract, but will not be less than 1% for Shield Options with a 1-Year term and 3% for Shield Options with a 3-Year term. A thirty (30) day advance written Notice will be mailed to you indicating your maturing Shield Options and how you can obtain the new Cap Rates and Step Rates for the available Shield Options and the interest rate for the Fixed Account. At the Term End Date, the Investment Amount will automatically be renewed into the same Shield Option, with the new Cap Rate, unless you elect to transfer such amount into a different Shield Option(s) or the Fixed Account. See "TRANSFERS."

Step Rate

The Step Rate is the rate credited at the Term End Date if the Index Performance is equal to or greater than zero. For example, a 15% Index Performance with a 10% Step Rate will result in a 10% Performance Rate; or, a 5% Index Performance with a 10% Step Rate will result in a 10% Performance Rate. The Step Rate is measured from the Term Start Date to the Term End Date, and the full Step Rate only applies if you hold the Shield Option until the Term End Date. **The Step Rate may vary between Shield Options and it is not an annual rate.** For renewals into the same Shield Option a new Step Rate is declared for each subsequent Term, and such rate will not be less than the Minimum Guaranteed Step Rate stated in your Contract, but will not be less than 1%. A thirty (30) day advance written Notice will be mailed to you indicating your maturing Shield Options and how you can obtain the new Step Rates and Cap Rates for the available Shield Options and the interest rate for the Fixed Account. At the Term End Date, the Investment Amount will automatically be renewed into the same Shield Option, with the new Step Rate, unless you elect to transfer such amount into a different Shield Option(s) or the Fixed Account. See "TRANSFERS."

In deciding whether to purchase a Shield Option with a Cap Rate or a Step Rate, you should consider that Step Rates are generally lower than Cap Rates. If Index Performance is equal to or greater than zero but less than the Step Rate, and you chose a Cap Rate for your Shield Option, your Performance Rate Adjustment will be lower than it otherwise would be had you chosen a Step Rate. Alternatively, if the Index Performance is positive and exceeds the Step Rate, and you chose a Step Rate for your Shield Option, your Performance Rate Adjustment will be lower than it would otherwise be had you chosen a Cap Rate. For example, if you chose a Shield Option with a 10% Cap Rate and there is a 15% Index Performance, your Performance Rate is 10%; however, if instead you were to choose a Shield Option with an 8% Step Rate, your Performance Rate would instead be 8%. Alternatively, if you chose a Shield Option with a 10% Cap Rate and there is a 0% Index Performance your Performance Rate is 0%; however, if instead you were to choose a Shield Option with an 8% Step Rate, your Performance Rate would be 8%.

In addition, if you purchase a Contract with the optional Return of Premium death benefit, the Cap Rates and Step Rates set for your Shield Options under the Contract may be lower than the Cap Rates and Step Rates that you would have received had you purchased the Contract without this optional death benefit.

ADDITION OR DISCONTINUANCE OF A SHIELD OPTION

A Shield Option will always be available; however, we can add or discontinue any Shield Option. When a change is made to a Shield Option or an Index, or changed subsequent to the Issue Date, we will send a notification describing any changes to the Shield Option, as required by law. This change will take effect under your Contract as of the next Contract Anniversary for any allowable transfers into the Shield Option(s). If you are currently allocated in a Shield Option which is no longer available, you will remain in that Shield Option until the Term End Date, but that Shield Option will no longer be available following the Term End Date. A Shield Option with the Shield 100 will be available to you for at least your first three (3) Contract Years, subject to the transfer requirements. For more on transfers and renewals, see "TRANSFERS."



METLIFE INSURANCE CO	RR Donnelley ProFile	PA8710AC351021 11.8.5	MARboorj0sw	24-Nov-2015 20:34 EST		45530 PRO 24	3*
333-207091 MUSA SHIE			LNF	21-Oct-2015 00:01 EST	STRK	HMS PMT	1C

YOUR ACCOUNT VALUE

Your Account Value is the total of the Fixed Account Value and the value of the Shield Option(s) under your Contract during the Accumulation Period.

WITHDRAWAL PROVISIONS

Prior to the Annuity Date, you may, upon Notice to us, request a full or a partial withdrawal and we will withdraw that amount from your Account Value (the "Withdrawal Amount"). A withdrawal will result in a reduction to the Investment Amount in each Shield Option and the Fixed Account in the ratio that each Shield Option and the Fixed Account bears to the total Account Value, unless you instruct us otherwise. The amount payable to you will be a net amount equal to the Withdrawal Amount adjusted for any applicable Withdrawal Charge and any other fees, Premium and Other Taxes ~~and any other rider and endorsement fees~~. If applicable, the Withdrawal Charge is applied to the Withdrawal Amount that is in excess of the applicable Free Withdrawal Amount.

The total Withdrawal Amount from the Account Value must not be less than the Minimum Partial Withdrawal Amount ($500). If the withdrawal would result in the Account Value being less than the Minimum Account Value, we will treat the withdrawal request as a request for a full withdrawal.

If you request a full or partial withdrawal, the Withdrawal Amount after adjustments for any Withdrawal Charge will result in our paying you a net amount. The net amount payable to you is equal to (a)-(b)-(c)-(d), where:

(a) is the amount withdrawn from the Account Value, and

(b) is the Withdrawal Charge and other fees, if any, and

(c) is the Premium and Other Taxes, if any~~, and~~.

~~(d) the endorsement fees, if any.~~

Since the Withdrawal Amount will reduce the Investment Amount for each Shield Option by the percentage reduction in the Interim Value of such Shield Option (i.e., a proportionate reduction), a withdrawal when Index Performance is negative will cause a greater percentage reduction in the remaining Investment Amount relative to the percentage reduction for the same Withdrawal Amount when Index Performance is positive. For example, assume you make a $100,000 Purchase Payment at Contract issue and allocate the Purchase Payment equally to two Shield Options so that each starts with $50,000. This amount is the initial Investment Amount. Assume in 6 months Shield Option A has an Interim Value of $65,000 and Shield Option B has an Interim Value of $45,000. Assume at this time you decide to make a withdrawal of $20,000. If the withdrawal is taken completely from Shield Option A, the reduction in the Interim Value is 30.77% ($20,000 ÷ $65,000). The Investment Amount for Shield Option A would then be reduced to $34,615.38 ($50,000 x (1-30.77%)). The total Investment Amount is then $84,615.38 ($34,615.38 + $50,000). If the entire withdrawal is taken from Shield Option B, the reduction in the Interim Value is 44.44% ($20,000 ÷ $45,000). The Investment Amount for Shield Option B would be reduced to $27,777.78 ($50,000 x (1-44.44%)). The total Investment Amount is then $77,777.78 ($50,000 + $27,777.78).

The remaining Investment Amount after a withdrawal will be used as the new Investment Amount for the Term until the Term End Date for that Shield Option. A partial withdrawal from a Shield Option does not affect the Cap Rate or Step Rate, as applicable, and the Shield Rate that will apply to the remaining Investment Amounts that are held in the Shield Option through the Term End Date.

After receipt of a Notice of withdrawal from you, we reserve the right to defer payment for a withdrawal for the period permitted by applicable law but not more than six (6) months.

Divorce. A withdrawal made pursuant to a divorce or separation agreement is subject to the same Withdrawal Charge provisions described in this section, if permissible under tax law. In addition, the withdrawal will reduce the Account Value and the death benefit. The withdrawal could have a significant negative impact on the death benefit.

Withdrawal Charge

We impose a Withdrawal Charge to reimburse us for contract sales expenses, including commissions and other distribution, promotion, and acquisition expenses. During the Accumulation Period, you can make a partial or complete withdrawal from your Contract.

The Withdrawal Charge is the percentage of the amount withdrawn from the Account Value in a Contract Year in excess of the Free Withdrawal Amount.


| METLIFE INSURANCE CO | RR Donnelley ProFile | PA8710AC350601 11.8.5 | MARdears0sw | 30-Nov-2015 09:16 EST | | 45530 PRO 35 | 4* |
| 333-207091 MUSA SHIE | | | LNF | 21-Oct-2015 00:01 EST | STRK | HMS PMT | 1C |

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that you purchased the Contract as a Qualified Contract, you must take distribution of the Account Value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "FEDERAL TAX CONSIDERATIONS.") Under certain circumstances, you may satisfy those requirements by electing an Annuity Option. You may choose any death benefit available under the Contract. Upon your death, if Income Payments have already begun, ~~the~~any remaining Income Payments (except under Option 1 ~~and~~or Option 3) would be required to be distributed to your Beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.

Death of Owner During the Income Period

If the Owner (or a Joint Owner), is not the Annuitant, and dies during the Income Period, any remaining guaranteed payments under the Annuity Option elected will continue at least as rapidly as under the method of distribution in effect at the time of the Owner's (or Joint Owner's) death. Upon the death of the Owner (or a Joint Owner) during the Income Period, the Beneficiary becomes entitled to exercise the rights of the Owner. If an Owner (or Joint Owner) is the Annuitant and dies during the Income Period, ~~the~~any remaining Income Payments~~, if any~~ (except under Option 1 or Option 3), will be as specified in the Annuity Option chosen and will continue at least as rapidly as under the method of distribution in effect at the time of the Owner's (or Joint Owner's) death.

PREMIUM AND OTHER TAXES

We reserve the right to deduct from the Purchase Payment or Account Value any taxes relating to the Contract paid by us to any government entity (including, but not limited to, Premium Taxes, Federal, state and local withholding of income, estate, inheritance, other taxes required by law and any new or increased state income taxes that may be enacted into law). Premium taxes generally range from 0.5% to 3.5%, which are applicable only in certain jurisdictions—see Appendix E. We will determine when taxes relate to the Contract.

We may pay taxes when due and deduct that amount from the Account Value at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. Generally, it is our practice not to charge Premium Taxes until Income Payments begin.

INCOME TAXES

We reserve the right to deduct from the Contract for any income taxes which we incur because of the Contract. At the present time, however, we are not incurring any such income tax or making any such deductions.

FEDERAL TAX CONSIDERATIONS

Introduction

The following information on taxes is a general discussion of the subject. It is not intended as tax advice. The Internal Revenue Code ("Code") and the provisions of the Code that govern the Contract are complex and subject to change. The applicability of Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your Contract. Nor does this discussion address other Federal tax consequences (such as estate and gift taxes, sales to foreign individuals or entities), or state or local tax consequences, which may affect your investment in the Contract. As a result, you should always consult a tax adviser for complete information and advice applicable to your individual situation.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transactions under your Contract satisfy applicable tax law.

We do not expect to incur Federal, state or local income taxes on the earnings or realized capital gains attributable to the Separate Account. However, if we do incur such taxes in the future, we reserve the right to charge amounts allocated to the Separate Account for these taxes.

Any Code reference to "spouse" includes those persons who are married spouses under state law, regardless of sex.

Non-Qualified Annuity Contracts

A "non-qualified" annuity Contract discussed here assumes the Contract is an annuity Contract for Federal income tax purposes, but the Contract is not held in a tax qualified "plan" defined by the Code. Tax qualified plans include arrangements described in Code Sections 401(a), 401(k), 403(a), 403(b) or tax sheltered annuities ("TSA"),



| METLIFE INSURANCE CO | RR Donnelley ProFile | PA8710AC351021 11.8.5 | MARboorj0sw | 24-Nov-2015 20:50 EST | | 45530 PRO 43 | 3* |
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Types of Qualified Plans

The following includes individual account-type plans which may hold an annuity Contract as described in the Prospectus.

IRA

Established by an individual, or employer as part of an employer plan.

Roth Account

Individual or employee plan contributions made to certain plans on an after-tax basis. An IRA may be established as a Roth IRA, and 401(k), 403(b) and 457(b) plans may provide for Roth accounts.

Comparison of Plan Limits for Individual Contributions:

Plan Type	Elective Contribution	Catch-up Contribution
IRA	$5,500	$1,000
SIMPLE	$12,500	$3,000
401(k)	$18,000	$6,000
SEP/401(a)	(Employer contributions only)	
403(b) [TSA]	$18,000	$6,000
457(b)	$18,000	$6,000

Dollar limits are for 2015 and subject to cost-of-living adjustments in future years.

Employer-sponsored individual account plans (other than 457(b) plans) may provide for additional employer contributions not to exceed the greater of $53,000 or 25% of an employee's compensation (for 2015).

Federal Estate Taxes

While no attempt is being made to discuss the Federal estate tax implications of the Contract, you should bear in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

Generation-Skipping Transfer Tax

Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

Annuity Purchase Payments by Nonresident Aliens and Foreign Corporations

The discussion above provides general information regarding U.S. Federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state and foreign taxation with respect to an annuity contract purchase.

YOUR RIGHT TO CANCEL (FREE LOOK)

If you change your mind about owning the Contract, you can cancel it within a certain time period after receiving it. This is known as a Free Look. ~~Not all Contracts issued are subject to free look provisions under state law.~~ We ask that you submit your request to cancel in writing, signed by you, to us (e.g., the Annuity Service Office)


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METLIFE INSURANCE CO	RR Donnelley ProFile	PA8710AC351021 11.8.5	MARboorj0sw	24-Nov-2015 20:52 EST		45530 PRO 47	3*
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MLIDC's principal executive offices are located at 1095 Avenue of the Americas, New York, NY 10036. MLIDC is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or online.

The Contracts are sold through ~~Company~~MetLife USA licensed sales representatives who are associated with our affiliated broker-dealer MetLife Securities, Inc. ("MSI") which is paid compensation for the promotion and sale of the Contracts. MSI is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is also a member of FINRA. The Contracts may also be sold through other registered broker-dealers. The Contracts may also be sold through the mail, the Internet or by telephone.

There is no front-end sales load deducted from the Purchase Payment to pay sales commissions. Distribution costs are recovered through the charges and deductions under the Contract. Our sales representatives must meet a minimum level of sales production in order to maintain their agent status with us. Sales representatives can meet the minimum level of sales production through sales of proprietary and/or non-proprietary products. (Proprietary products are those issued by us or our affiliates.) However, sales representatives can meet a lower alternative minimum level of sales production if the sales representative focuses on sales of proprietary products. Therefore, a sales representative may have an incentive to favor the sale of proprietary products. Moreover, because the managers who supervise the representatives receive a higher level of compensation based on sales of proprietary products, these sales managers have an incentive to promote the sale of proprietary products.

Our sales representatives receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. With respect to the Contracts, the maximum gross dealer concession is 6% of the Purchase Payment. Some sales representatives may elect to receive a lower gross dealer concession when a Purchase Payment is made, along with a trail gross dealer concession of up to 1% of the Account Value each year the Contract is in force for servicing the Contract. A gross dealer concession may also be credited when the Contract is annuitized. The amount of gross dealer concession credited upon annuitization depends on several factors, including the number of years the Contract has been in force.

A sales representative is entitled to part or all of the gross dealer concession. The percentage to which the representative is entitled is determined by a sliding-scale formula that takes into account the total amount of proprietary and non-proprietary products sold and serviced by the representative.

Our sales representatives and their managers may be eligible for additional cash compensation, such as bonuses and expense allowances (that may be tied to sales of specific products), equity awards (such as stock options), training allowances, supplemental compensation, product level add-ons controlled at the local and company levels, financing arrangements, special loan repayment options, marketing support, medical and other insurance benefits, and retirement benefits and other benefits. Since some of this additional compensation, in particular, life insurance, disability and retirement benefits is based primarily on the amount of proprietary products sold, our sales representatives and their managers have an incentive to favor the sale of proprietary products. Sales representatives who meet certain productivity, persistency, and length of service standards and/or their managers may be eligible for additional cash compensation. Moreover, managers may be eligible for additional cash compensation based on the sales production of the sales representatives that the manager supervises. The business unit responsible for the operation of our distribution system is also eligible to receive an amount of compensation.

Our sales representatives and their managers may be eligible for non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional services and other support services.

We and MLIDC also pay compensation for the sale of the Contracts by unaffiliated broker-dealers. The compensation paid to unaffiliated broker-dealers for sales of the Contracts is generally not expected to exceed, on a present value basis, the aggregate amount of total compensation that is paid with respect to sales made through Company representatives. (The total compensation includes payments that we make to our business unit that is responsible for the operation of the distribution systems through which the Contracts are sold.) Broker-dealers pay their sales representatives all or a portion of the commissions received for their sales of the Contracts. Some firms may retain a portion of commissions. The amount that the broker-dealer passes on to its sales representatives is

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SUMMARY

The MetLife Shield Level Selector℠ 3-Year Annuity is an individual single premium deferred index-linked separate account annuity contract (the "Contract") issued by MLIC, that provides for the accumulation of retirement savings. The Contract is intended for retirement or other long term investment purposes.

This version of the Contract is only available in New York state.

The Contract offers various Shield Options, which permit Owners to potentially receive interest equal to the percentage returns of certain Indices, up to a Cap Rate or Step Rate, with certain guarantees against negative returns—guarantees we call "Shield Rates." We currently offer Shield Options with Terms of 1 or 3 years in length. A Fixed Account that guarantees a fixed rate of interest may also be available. **Unless you allocate your Purchase Payment to the Fixed Account, you may lose money by investing in the Contract.**

The Cap Rate and Step Rate (each, a "Rate Crediting Type") are the two ways we offer that you can potentially receive interest based on the upside performance of an Index. The Cap Rate is the maximum rate that may be credited at the Term End Date based on Index Performance and the Step Rate is the rate credited at the Term End Date if the Index Performance is equal to or greater than zero. (See "Key Features of the Contract—Rate Crediting Type" below.)

You may withdraw a portion or all of your Account Value at any time until you commence receiving Income Payments, subject to an adjustment to the Investment Amounts. Depending on the performance of the Indices you choose, this adjustment may be substantial. Withdrawal Charges may also apply.

When you purchase the Contract, you can choose between the standard death benefit and an optional Return of Premium death benefit. The standard death benefit is the Account Value, however, if you select the Return of Premium death benefit, the death benefit will be the greater of your (i) Account Value or (ii) Purchase Payment, reduced proportionately by the percentage reduction in Account Value of the Shield Option(s) and the Fixed Account for each partial withdrawal (including any applicable Withdrawal Charge).

Like all annuity contracts the Contract offers a range of annuity options, which provide Income Payments for your lifetime.

See "SPECIAL TERMS" in this prospectus for more detailed explanations of the terms associated with the Shield Options.

The following chart describes the key features of the Contract. Please read this prospectus for more detailed information about the Contract.

Key Features of the Contract

Contract	Individual single premium deferred index-linked separate account annuity contract.
Purchase Payment	The minimum Purchase Payment: $25,000. Prior approval required for a Purchase Payment of less than $25,000 or $1,000,000 or more.
Owner and Annuitant Issue Ages	0-85
Contract Periods	The Contract has two periods: • The Accumulation Period, the period prior to the Annuity Date; and • The Income Period, which begins on the Annuity Date and during which Income Payments are provided.
Account Value	The total of the Fixed Account Value and the value of the Shield Option(s) under the Contract during the Accumulation Period.
Shield Option	Each Shield Option has an associated Term, Index, Shield Rate and Rate Crediting Type.
Term	The Term may be 1 or 3 years in length.
Index	The current Indices are as follows: • S&P 500® Index (Price Return Index); • Russell 2000® Index (Price Return Index); and • MSCI EAFE Index (Price Return Index).

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An Index may be substituted

We have the right to substitute a comparable index prior to the Term End Date if any Index is discontinued or, at our sole discretion, we determine that our use of such Index should be discontinued, or if the calculation of an Index is substantially changed. We would attempt to choose a substitute index that has a similar investment objective and risk profile to the replaced index. Upon substitution of an Index, we will calculate your Index Performance on the replaced Index up until the date of substitution and the substitute Index from the date of substitution to the Term End Date. An Index substitution will not change the Shield Rate, Cap Rate or Step Rate for an existing Shield Option. The performance of the new Index may not be as good as the one that it substituted and as a result your Index Performance may have been better if there had been no substitution.

Issuing Company

No company other than MLIC has any legal responsibility to pay amounts that MLIC owes under the Contract. An Owner should look to the financial strength of MLIC for its claims-paying ability.


THE ANNUITY CONTRACT


This prospectus describes the MetLife Shield Level Selector℠ 3-Year Annuity issued by us and describes all the material features of the Contract. The MetLife Shield Level Selector℠ 3-Year Annuity is a contract between you as the Owner, and us, the insurance company, where you agree to make a Purchase Payment to us and we agree to make a series of Income Payments at a later date you select (the "Annuity Date").

The Contract, like all deferred annuity contracts, has two periods: the Accumulation Period and the Income Period. During the Accumulation Period, Account Value accumulates on a tax-deferred basis and is taxed as income when you make a withdrawal. If you make a withdrawal during the Accumulation Period, we may assess a Withdrawal Charge of up to 6%. Withdrawals, depending on the amount and timing, may negatively impact the benefits and guarantees provided by your Contract. You should carefully consider whether a withdrawal under a particular circumstance will have any negative impact to your benefits or guarantees. The Income Period occurs when you or a designated payee begin receiving regular Income Payments from your Contract.

The maximum issue age for this Contract is 85.

When you purchase the Contract, you can choose one or more of the available Shield Options and the Fixed Account. A Purchase Payment applied to the Shield Options is allocated to the Separate Account. You do not share in the investment performance of assets allocated to the Separate Account. We are obligated to pay all money we owe under the Contract, including death benefits and income payments. Any such amount that exceeds the assets in the Separate Account is paid from our General Account, subject to our financial strength and claims-paying ability and our long-term ability to make such payments, and is not guaranteed by any other party. (See "THE SEPARATE ACCOUNT.")

The Contract is intended for retirement savings or other long-term investment purposes. The Contract benefits from tax deferral. Tax deferral means that you are not taxed on Account Value or appreciation on the assets in your Contract until you take money out of your Contract. Non-qualified annuity Contracts (which are not retirement plans) owned by a non-natural person such as a corporation or certain other legal entities (other than a trust that holds the Contract as an agent for a natural person), do not receive tax deferral on earnings. In addition, for any tax qualified account (e.g., an IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the Contract ~~by a corporation, certain legal entities or~~ within a qualified plan. (See "FEDERAL TAX CONSIDERATIONS.")

The Contract also contains a Fixed Account. The Fixed Account is not offered by this prospectus. The Fixed Account offers an interest rate that is guaranteed by us. The minimum interest rate depends on the date your Contract is issued and is currently 1% annually. Your registered representative can tell you the current and minimum interest rates that apply. If you select the Fixed Account, your money will be placed with our other General Account assets, and the amount of money you are able to accumulate in your Contract during the Accumulation Period depends upon the total interest credited to your Contract. The Fixed Account is part of our General Account. Our General Account consists of all assets owned by us other than those in the Separate Account and our other separate accounts. We have sole discretion over the investment of assets in the General Account and the Separate Account. If you select an Annuity Option during the Income Period, payments are made from our General Account assets.

The amount of the Income Payments you receive during the Income Period from an Income Payment option will remain level for the entire Income Period, subject to the payout chosen. (See "Income Payments (The Income Period)" for more information.)


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As Owner, you exercise all interests and rights under the Contract. You can change the Owner at any time, subject to our underwriting requirements. The Contract may be owned generally by Joint Owners (limited to natural persons). (See "OWNERSHIP PROVISIONS.")

Any Internal Revenue Code reference to "spouse" includes those persons who are married spouses under state law, regardless of sex.

Replacement of Contracts

Exchanges. Generally you can exchange one annuity contract for another in a tax-free exchange under Section 1035 of the Code. Before making an exchange, you should compare both annuities carefully. If you exchange another annuity for the one described in this prospectus, you might have to pay a withdrawal charge on your old annuity, and there will be a new Withdrawal Charge period for the Contract. Other charges may be higher (or lower) and the benefits may be different. Also, because we will not issue the Contract until we have received the initial premium from your existing insurance company, the issuance of the Contract may be delayed. Generally, it is not advisable to purchase a Contract as a replacement for an existing annuity contract. Before you exchange another annuity for our Contract, ask your registered representative whether the exchange would be advantageous, given the Contract features, benefits and charges.

Exchange Programs. From time to time we may offer programs under which certain annuity contracts previously issued by us or one of our affiliates may be exchanged for the Contracts offered by this prospectus. Currently, with respect to exchanges from certain of our annuity contracts to the Contract, an existing contract is eligible for exchange if a surrender of the existing contract would not trigger a withdrawal charge. You should carefully consider whether an exchange is appropriate for you by comparing the benefits and other guarantees provided by the contract you currently own to the benefits and guarantees that would be provided by the new Contract offered by this prospectus. Then, you should compare the fees and charges of your current contract to the fees and charges of the new Contract, which may be higher than your current contract. The programs we offer will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax free for Federal income tax purposes; however, you should consult your tax advisor before making any such exchange.

PURCHASE

The Contract may not be available for purchase through your broker dealer ("selling firm") during certain periods. There are a number of reasons why the Contract periodically may not be available, including that the insurance company wants to limit the volume of sales of the Contract. You may wish to speak to your registered representative about how this may affect your purchase. For example, you may be required to submit your purchase application in Good Order prior to or on a stipulated date in order to purchase a Contract, and a delay in such process could result in your not being able to purchase a Contract. Your selling firm may offer the Contract with a lower maximum issue age for the Contract and certain riders compared to what other selling firms may offer.

Purchase Payment

A Purchase Payment is the total amount of money you give us to invest in the Contract. The Purchase Payment is due on the date the Contract is issued.

- The minimum Purchase Payment we will accept is $25,000.

- If you want to make a Purchase Payment of less than $25,000 or $1,000,000 or more, you will need our prior approval.

- We reserve the right to refuse a Purchase Payment made via a personal check in excess of $100,000. A Purchase Payment over $100,000 may be accepted in other forms, including, but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions.

- We will not accept a Purchase Payment made with cash, money orders, or travelers checks.

- Corporations and other legal entities we approve, may purchase the Contract; however, we will not accept a Purchase Payment made by a corporation or other legal entity (other than a trust that holds the Contract as agent for a natural person) to fund any type of qualified or non-qualified retirement plan.

We reserve the right to reject any application.

Allocation of the Purchase Payment

You may allocate your Purchase Payment to one or more of the available Shield Options or into the Fixed Account. On your Issue Date, your Purchase Payment is allocated to the Shield Option(s) and/or the Fixed Account,



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Notice thirty (30) days in advance of such substitution if we determine such Index should be discontinued and (ii) reasonable written Notice relative to the notice we receive under our license agreements with the publishers of the Indices if an Index is discontinued. Upon substitution of an Index, we will calculate your Index Performance on the existing Index up until the date of substitution and the substitute Index from the date of substitution to the Term End Date. The Index Performance as of the Term End Date will be equal to the return from having invested in the initial Index up to the substitution date and then investing in the substitute Index from the date of substitution to the Term End Date assuming no withdrawals or transfers based on the following formula: (initial Index at Index substitution date ÷ initial Index at Term Start Date) x (substituted Index at Term End Date ÷ substituted Index at substitution date) − 1. An Index substitution will not change the Term, Shield Rate, Cap Rate or Step Rate for an existing Shield Option.

See Appendix B for an Index substitution Investment Amount example.

Index Value

The Index Value of an Index, on a Business Day, is the published closing value of the Index on that Business Day. The Index Value on any day that is not a Business Day is the value as of the prior Business Day. We will use consistent sources to obtain Index Values. If these sources are no longer available for specific indices, we will select an alternative published source(s) for these Index Values.

Index Performance

The Performance Rate of a Shield Option is based on the performance of an Index. Index Performance is the percentage change in an Index Value measured from the Term Start Date to any day, including the Term End Date, within the Term. The Index Performance can be positive, zero or negative.

SHIELD RATES

The Shield Rate is accrued from the Term Start Date to the Term End Date, and the full Shield Rate only applies if you hold the Shield Option until the Term End Date. The Shield Rate for each Shield Option is the amount of any negative Index Performance that is absorbed by us at the Term End Date. Any negative Index Performance beyond the Shield Rate will reduce the Investment Amount. **You should also keep in mind that if Index Performance is negative, the Performance Rate can never be greater than zero.**

We currently offer the following Shield Rates—Shield 10 and Shield 15:

Shield Rate	Downside Protection
Shield 10	up to 10%
Shield 15	up to 15%

For example, a -15% Index Performance with a 10% Shield Rate will result in a -5% Performance Rate; or, a -10% Index Performance with a 15% Shield Rate will result in a 0% Performance Rate. The Shield Rate may vary between Shield Options and it is not an annual rate.

In deciding whether to choose a Shield Option with a higher Shield Rate, you should consider that Shield Options with higher Shield Rates tend to have lower Cap Rates and Step Rates, as applicable, than Shield Options with lower Shield Rates that have the same index and term.

RATE CREDITING TYPES

Cap Rate

The Cap Rate is the maximum rate that may be credited at the Term End Date based on Index Performance. For example, a 15% Index Performance with a 10% Cap Rate will result in a 10% Performance Rate; or, a 5% Index Performance with a 10% Cap Rate will result in a 5% Performance Rate. **The Cap Rate may vary between Shield Options and it is not an annual rate.** The Cap Rate is measured from the Term Start Date to the Term End Date, and the full Cap Rate only applies if you hold the Shield Option until the Term End Date. For renewals into the same Shield Option a new Cap Rate is declared for each subsequent Term, and such rate will not be less than the Minimum Guaranteed Cap Rate stated in your Contract, but will not be less than 1% for Shield Options with a 1-Year term and 3% for Shield Options with a 3-Year term. A thirty (30) day advance written Notice will be mailed to you indicating your maturing Shield Options and how you can obtain the new Cap Rates and Step Rates for the



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available Shield Options and the interest rate for the Fixed Account. At the Term End Date, the Investment Amount will automatically be renewed into the same Shield Option, with the new Cap Rate, unless you elect to transfer such amount into a different Shield Option(s) or the Fixed Account. See "TRANSFERS."

Step Rate

The Step Rate is the rate credited at the Term End Date if the Index Performance is equal to or greater than zero. For example, a 15% Index Performance with a 10% Step Rate will result in a 10% Performance Rate; or, a 5% Index Performance with a 10% Step Rate will result in a 10% Performance Rate. The Step Rate is measured from the Term Start Date to the Term End Date, and the full Step Rate only applies if you hold the Shield Option until the Term End Date. **The Step Rate may vary between Shield Options and it is not an annual rate.** For renewals into the same Shield Option a new Step Rate is declared for each subsequent Term, and such rate will not be less than the Minimum Guaranteed Step Rate stated in your Contract, but will not be less than 1%. A thirty (30) day advance written Notice will be mailed to you indicating your maturing Shield Options and how you can obtain the new Step Rates and Cap Rates for the available Shield Options and the interest rate for the Fixed Account. At the Term End Date, the Investment Amount will automatically be renewed into the same Shield Option, with the new Step Rate, unless you elect to transfer such amount into a different Shield Option(s) or the Fixed Account. See "TRANSFERS."

In deciding whether to purchase a Shield Option with a Cap Rate or a Step Rate, you should consider that Step Rates are generally lower than Cap Rates. If Index Performance is equal to or greater than zero but less than the Step Rate, and you chose a Cap Rate for your Shield Option, your Performance Rate Adjustment will be lower than it otherwise would be had you chosen a Step Rate. Alternatively, if the Index Performance is positive and exceeds the Step Rate, and you chose a Step Rate for your Shield Option, your Performance Rate Adjustment will be lower than it would otherwise be had you chosen a Cap Rate. For example, if you chose a Shield Option with a 10% Cap Rate and there is a 15% Index Performance, your Performance Rate is 10%; however, if instead you were to choose a Shield Option with an 8% Step Rate, your Performance Rate would instead be 8%. Alternatively, if you chose a Shield Option with a 10% Cap Rate and there is a 0% Index Performance your Performance Rate is 0%; however, if instead you were to choose a Shield Option with an 8% Step Rate, your Performance Rate would be 8%.

In addition, if you purchase a Contract with the optional Return of Premium death benefit, the Cap Rates and Step Rates set for your Shield Options under the Contract may be lower than the Cap Rates and Step Rates that you would have received had you purchased the Contract without this optional death benefit.

ADDITION OR DISCONTINUANCE OF A SHIELD OPTION

A Shield Option will always be available; however, we can add or discontinue any Shield Option. When a change is made to a Shield Option or an Index, or changed subsequent to the Issue Date, we will send a notification describing any changes to the Shield Option, as required by law. This change will take effect under your Contract as of the next Contract Anniversary for any allowable transfers into the Shield Option(s). If you are currently allocated in a Shield Option which is no longer available, you will remain in that Shield Option until the Term End Date, but that Shield Option will no longer be available following the Term End Date. For more on transfers and renewals, see "TRANSFERS."

INVESTMENT AMOUNT

The Investment Amount, for each Shield Option, is the amount that is allocated to the Shield Option and subsequently reflects all withdrawals and adjustments at the Term End Date. The Investment Amount will be reduced for any withdrawal by the same percentage that the withdrawal reduces the Interim Value attributable to that Shield Option.



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calculated in a manner similar to the calculation of RMDs from IRAs. (See "FEDERAL TAX CONSIDERATIONS.") We intend to make this payment option available to both Qualified Contracts and Non-Qualified Contracts. In the event that you purchased the Contract as a Qualified Contract, you must take distribution of the Account Value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "FEDERAL TAX CONSIDERATIONS.") Under certain circumstances, you may satisfy those requirements by electing an Annuity Option. You may choose any death benefit available under the Contract. Upon your death, if Income Payments have already begun, ~~the~~any remaining Income Payments (except under Option 1 or Option 3) would be required to be distributed to your Beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.

Death of Owner During the Income Period

If the Owner (or a Joint Owner), is not the Annuitant, and dies during the Income Period, any remaining guaranteed payments under the Annuity Option elected will continue at least as rapidly as under the method of distribution in effect at the time of the Owner's (or Joint Owner's) death. Upon the death of the Owner (or a Joint Owner) during the Income Period, the Beneficiary becomes entitled to exercise the rights of the Owner. If an Owner (or Joint Owner) is the Annuitant and dies during the Income Period, ~~the~~any remaining Income Payments~~, if any~~ (except under Option 1 or Option 3) will be as specified in the Annuity Option chosen and will continue at least as rapidly as under the method of distribution in effect at the time of the Owner's (or Joint Owner's) death.

PREMIUM AND OTHER TAXES

We reserve the right to deduct from the Purchase Payment or Account Value any taxes relating to the Contract paid by us to any government entity. New York state does not currently assess Premium Taxes on purchase payments you make. We will determine when taxes relate to the Contract.

We may pay taxes when due and deduct that amount from the Account Value at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. Generally, it is our practice not to charge Premium Taxes until Income Payments begin.

INCOME TAXES

We reserve the right to deduct from the Contract for any income taxes which we incur because of the Contract. At the present time, however, we are not incurring any such income tax or making any such deductions.

FEDERAL TAX CONSIDERATIONS

Introduction

The following information on taxes is a general discussion of the subject. It is not intended as tax advice. The Internal Revenue Code ("Code") and the provisions of the Code that govern the Contract are complex and subject to change. The applicability of Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your Contract. Nor does this discussion address other Federal tax consequences (such as estate and gift taxes, sales to foreign individuals or entities), or state or local tax consequences, which may affect your investment in the Contract. As a result, you should always consult a tax adviser for complete information and advice applicable to your individual situation.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transactions under your Contract satisfy applicable tax law.

We do not expect to incur Federal, state or local income taxes on the earnings or realized capital gains attributable to the Separate Account. However, if we do incur such taxes in the future, we reserve the right to charge amounts allocated to the Separate Account for these taxes.

Any Code reference to "spouse" includes those persons who are married spouses under state law, regardless of sex.

Non-Qualified Annuity Contracts

A "non-qualified" annuity Contract discussed here assumes the Contract is an annuity Contract for Federal income tax purposes, but the Contract is not held in a tax qualified "plan" defined by the Code. Tax qualified plans include arrangements described in Code Sections 401(a), 401(k), 403(a), 403(b) or tax sheltered annuities ("TSA"), 408 or "IRAs" (including SEP and SIMPLE IRAs), 408A or "Roth IRAs" or 457(b) or governmental 457(b) plans. Contracts owned through such plans are referred to below as "qualified" contracts.



| METROPOLITAN LIFE IN | RR Donnelley ProFile | PA8710AC608692 11.8.5 | MARhenrs0sw | 24-Nov-2015 18:25 EST | | 19844 PRO 46 | 3* |
| 333-207093 MLIC SHIE | | ◼ LNF | | 24-Nov-2015 17:07 EST | STRK | HMS PMT | 1C |

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issue. We reimburse MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g., commissions payable to the retail broker-dealers who sell the Contracts, including our affiliated broker-dealers.) MLIDC does not retain any fees under the Contracts. We also pay amounts to MLIDC that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for MLIDC's management team, advertising expenses, and other expenses of distributing the Contracts. MLIDC's management team also may be eligible for non-cash compensation items that we may provide jointly with MLIDC. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.

MLIDC's principal executive offices are located at 1095 Avenue of the Americas, New York, NY 10036. MLIDC is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

The Contracts are sold through ~~Company~~MLIC licensed sales representatives who are associated with our affiliated broker-dealer MetLife Securities, Inc. ("MSI") which is paid compensation for the promotion and sale of the Contracts. MSI is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is also a member of FINRA. The Contracts may also be sold through other registered broker-dealers. The Contracts may also be sold through the mail, the Internet or by telephone.

There is no front-end sales load deducted from the Purchase Payment to pay sales commissions. Distribution costs are recovered through the charges and deductions under the Contract. Our sales representatives must meet a minimum level of sales production in order to maintain their agent status with us. Sales representatives can meet the minimum level of sales production through sales of proprietary and/or non-proprietary products. (Proprietary products are those issued by us or our affiliates.) However, sales representatives can meet a lower alternative minimum level of sales production if the sales representative focuses on sales of proprietary products. Therefore, a sales representative may have an incentive to favor the sale of proprietary products. Moreover, because the managers who supervise the representatives receive a higher level of compensation based on sales of proprietary products, these sales managers have an incentive to promote the sale of proprietary products.

Our sales representatives receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. With respect to the Contracts, the maximum gross dealer concession is 6% of the Purchase Payment. Some sales representatives may elect to receive a lower gross dealer concession when a Purchase Payment is made, along with a trail gross dealer concession of up to 1% of the Account Value each year the Contract is in force for servicing the Contract. A gross dealer concession may also be credited when the Contract is annuitized. The amount of gross dealer concession credited upon annuitization depends on several factors, including the number of years the Contract has been in force.

A sales representative is entitled to part or all of the gross dealer concession. The percentage to which the representative is entitled is determined by a sliding-scale formula that takes into account the total amount of proprietary and non-proprietary products sold and serviced by the representative.

Our sales representatives and their managers may be eligible for additional cash compensation, such as bonuses and expense allowances (that may be tied to sales of specific products), equity awards (such as stock options), training allowances, supplemental compensation, product level add-ons controlled at the local and company levels, financing arrangements, special loan repayment options, marketing support, medical and other insurance benefits, and retirement benefits and other benefits. Since some of this additional compensation, in particular, life insurance, disability and retirement benefits is based primarily on the amount of proprietary products sold, our sales representatives and their managers have an incentive to favor the sale of proprietary products. Sales representatives who meet certain productivity, persistency, and length of service standards and/or their managers may be eligible for additional cash compensation. Moreover, managers may be eligible for additional cash compensation based on the sales production of the sales representatives that the manager supervises. The business unit responsible for the operation of our distribution system is also eligible to receive an amount of compensation.

Our sales representatives and their managers may be eligible for non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional services and other support services.